Mail Stop 6010

October 2, 2006

Mr. Jeffrey Klausner
Chief Financial Officer
InfoSonics Corporation
5880 Pacific Center Blvd.
San Diego, CA 92121

> **Re:** **InfoSonics Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **File No. 001-32217**

Dear Mr. Klausner:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant